Filed by Acadia Healthcare Company, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PHC, Inc.

Commission File No. 001-33323

On October 19, 2011, PHC Inc. added the following message to its web page, www.phc-inc.com

IMPORTANT NOTE TO SHAREHOLDERS:

Dear Shareholder,

As I’m sure you are aware, we have scheduled a shareholder meeting on Wednesday, October 26 to approve our merger with Acadia Healthcare Company, Inc. We want to remind all our shareholders to vote their shares.

We believe this merger presents a unique opportunity for us to significantly expand our presence in the behavioral health field by joining together with Acadia Healthcare, which is led by the former senior management team of Psychiatric Solutions, Inc. The merger will enable our current shareholders to participate in this exciting growth opportunity.

I urge you to vote in favor of this merger if you have not already done so.

Please feel free to call me directly at (978) 536-2777 should you need additional information or have questions.

Thank you,

Bruce Shear

Chairman and CEO

VOTE BY INTERNET - WWW.PROXYVOTE.COM

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Merger, PHC filed a Definitive Proxy Statement and a form of proxy with the SEC on September 27, 2011, and the Definitive Proxy Statement and form of proxy were mailed to the stockholders of record as of September 19, 2011. BEFORE MAKING ANY VOTING DECISION, PHC’S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY BECAUSE THE DEFINITIVE PROXY STATEMENT CONTAINS IMPORTANT INFORMATION

ABOUT THE PROPOSED MERGER. PHC’s stockholders can obtain, free of charge, a copy of the Definitive Proxy Statement and other relevant documents filed with the SEC from the SEC’s web site at http://www.sec.gov. PHC’s stockholders can also obtain, free of charge, a copy of the Definitive Proxy Statement and other relevant documents by directing a request by mail or telephone to PHC, Inc., 200 Lake Street, Suite 102, Peabody, MA 01960, Attention: Investor Relations, Telephone: (978) 536-2777.